[LETTERHEAD]

June 16, 2005
                                                                   Wayne D. Swan
                                                                wswan@djplaw.com

VIA EDGAR AND FACSIMILE (202-772-9217 cover letter only)
VIA FEDERAL EXPRESS (cover letter; clean and marked Preliminary Proxy Statement; clean and marked proposed Amended 10-K)

June 16, 2005

Suzanne Hayes
Branch Chief
Securities and Exchange Commission
100 F. Street N.E.
Room 6124
Washington, D.C. 20549

                  Re:      BriteSmile, Inc.
                           Preliminary Schedule 14A Filed April 7, 2005 (as amended April 8, 2005) File No. 1-11064 Form 10-K for the year ended December 25, 2004, File No. 1-11064

Dear Ms. Hayes:

                  We are in receipt of the Staff's letter dated May 4, 2005 with respect to the above-referenced Preliminary Proxy Statement and Form 10-K. We are responding herein to the Staff's comments on behalf of our client, BriteSmile, Inc. ("BriteSmile") as set forth below. Simultaneously with the filing of this letter, BriteSmile is filing by EDGAR a Revised Preliminary Proxy Statement (the "Revised Proxy") and an Amendment to BriteSmile's Form 10-K (the "Amended Form 10-K"). Courtesy copies of this letter, the Revised Proxy and Amended Form 10-K are being submitted to the Staff by facsimile. We are also providing to the Staff by fax marked copies of the Revised Proxy and the Amended Form 10-K to show all changes being made to the current versions of those documents on file with the Staff.

                  BriteSmile's responses set forth in this letter are numbered to correspond to the numbered comments in the Staff's letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Revised Proxy Statement. For ease of reference, we have set forth the Staff's comments and BriteSmile's response for each item below.

Preliminary Schedule 14A, as amended

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples only and not intended as exhaustive lists. If our comments are applicable to portions of your filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

         BriteSmile's Response: BriteSmile notes the Staff's comment.

2. In addition, please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of BriteSmile through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to BriteSmile shareholders. See Rules 14a-6(b) and (c) of the Exchange Act of 1934.

         BriteSmile's Response: BriteSmile notes the Staff's comment and confirms that, although it currently does not intend to solicit proxies through personal interview, telephone, or telegram, it will file with the Commission any written instructions, scripts, and outlines that will be used by any person who does solicit proxies on behalf of BriteSmile through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to BriteSmile shareholders.

General

3. We note your disclosure that Mr. Poch is not a nominee for reelection to the Board of Directors and that, concurrently with the Annual Meeting, the Board will reduce the number of members from nine to eight. Please discuss the reasons for this reduction.

         BriteSmile's Response: BriteSmile has revised the Proxy Statement in response to the Staff's comment to indicate that the reduction in the size of the Board of Directors is to eliminate any vacancies that would have existed following the resignation of Mr. Poch, which became effective May 31, 2005. See page 2 of the Proxy Statement. In addition, as discussed with the Staff since the filing of the Preliminary Proxy Statement, Mr. R. Eric Montgomery has also determined not to be a nominee for re-election to the Board of Directors at the Annual Meeting. Accordingly, the size of the Board will be reduced from 9 to 7 in order to eliminate any vacancies that would exist following the resignation of Mr. Poch, and the expiration of the term of Mr. Montgomery. This information is also now provided on page 2 of the Proxy Statement.

4. With respect to the biographical information provided for each of the director nominees (pages 2-4), please ensure that you disclose the relevant dates and duration of experience for all business endeavors discussed. You should also describe the nature of the business in which such employment was carried on and, if a named person has been employed by BriteSmile or an affiliate for less than five years, the nature of the person's responsibilities undertaken in such prior position. Please refer to Item 401(e) of Regulation S-K for further clarification. By way of example only, you should clarify:

     o the business conducted by CAP Advisers Limited, where Mr. Pilaro serves as Chairman;



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     o    the years during which Mr.  Coccari was President and CEO of Teleflora and Senior Managing Director at Franklin Mint, Eagle's Eye and Johnson & Johnson;

     o the business conducted by The Strategy Group and Swiss Army Brands, and the years during which Mr. Thompson served as President and Managing Director, respectively; and

     o the business conducted by SBI Services, Inc., where Mr. Pierce is currently the Executive Vice President, Chief Financial Officer and Corporate Secretary.

         BriteSmile's Response: BriteSmile has revised the Proxy Statement in response to the Staff's comment. See pages 3 to 4 of the Proxy Statement.

5. Similarly, to the extent that the biographical information provided for the Executive Officers and Significant Employees/Consultants (pages 8-9) omits relevant dates, business descriptions, and job responsibilities, please make the necessary revisions.

         BriteSmile's Response: BriteSmile has revised the Proxy Statement in response to the Staff's comment. See pages 8 to 9 of the Proxy Statement.

Employment Contracts and Termination of Employment Arrangements, page 14

6. Please provide a summary description of John Reed's Employment Letter dated January 20, 1999, and any other compensation or severance arrangement between Mr. Reed and BriteSmile, as required by Item 402(h)(1) of Regulation S-K.

         BriteSmile's Response: BriteSmile notes the Staff's comment, but respectfully submits that a description of Mr. Reed's employment agreement is not required by Item 401(h)(1) of Regulation S-K. Item 401(h)(1) of Regulation S-K requires a summary of "any employment contract between the registrant and a named executive officer." The agreement under which Mr. Reed was employed terminated in April 2004 at the time of his resignation. As such, it is no longer an agreement between BriteSmile and a named executive officer.

Report of the Compensation Committee of the Board of Directors on Executive Compensation

7. Item 402(k) of Regulation S-K requires disclosure of the relationship of corporate performance to executive compensation. Accordingly, please revise to discuss the specific bases for the compensation paid to the various CEOs in 2004. We note your statement that the Compensation Committee considers a mix of factors and is required to make subjective assessments of performance. Nevertheless, the Committee's report on compensation should make clear to BriteSmile shareholders how the Compensation Committee arrived at its recommendations of the CEOs' compensation levels in relation to the Company's actual performance. You should describe the mix of


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     performance factors considered,  whether  quantitative or qualitative,  and the relationship of these factors to the Committee's recommendations with respect to the last completed fiscal year.

         BriteSmile's Response: BriteSmile has revised the Proxy Statement in response to the Staff's comment. See page 17 of the Proxy Statement.

Certain Relationships and Related Transactions, Page 18

8. It appears that many of the agreements described in this section were not filed as exhibits to your Form 10-K. Please amend your Form 10-K to file the agreements. This includes, but is not limited to:

     o the July 2003 Asset Purchase Agreement (and November 2003 amendment) between BDI and R. Eric Montgomery;

     o    the  consulting  agreement  between  BDI  and  Oraceutical  Innovative
          Properties;

     o    the   outsourcing   agreement   between   BriteSmile  and  Oraceutical
          Innovative Properties;

     o the $2 million promissory note issued by BDI to LCO Investments Limited to finance a portion of the purchase price of the intellectual property purchased from Mr. Montgomery; and

     o    the $2.5 million loan  agreement  between  BriteSmile  and CAP America
          Trust.

     If these agreements have been filed, please tell us when they were filed and the applicable exhibit number.

         BriteSmile's Response: BriteSmile notes the Staff's comment and supplementally informs the Staff as follows:

         July 2003 Assert Purchase Agreement between BDI and R. Eric Montgomery:
         Previously filed with the Commission as Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Company for the 13 week period ended June 28, 2003, as filed on August 12, 2003.

         Consulting Agreement between BDI and Oraceutical Innovative Properties:
         Previously filed with the Commission as Exhibit 10.3 to the Quarterly Report on Form 10-Q of the Company for the 13 week period ended June 28, 2003, as filed on August 12, 2003.

         Outsourcing Agreement between BriteSmile and Oraceutical Innovative
         Properties: See Supply Agreement dated December 21, 2004 between the Company and Oraceutical, LLC, attached as Exhibit 10.1 to the Amended Form 10-K.



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         $2 million promissory note issued by BDI to LCO Investments Limited to finance a portion of the purchase price of the intellectual property purchased from Mr. Montgomery: Previously filed with the Commission as
         Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company for the 13 week period ended June 28, 2003, as filed on August 12, 2003.

         $2.5 million loan agreement between BriteSmile and CAP America Trust:
         See Agreement dated May 7, 2003 between the Company and CAP America Trust attached as Exhibit 10.2 to the Amended Form 10-K.

9. Please describe the nature and monetary value of the consulting services provided by Mr. Montgomery's companies, Oraceutical, LLC and Oraceutical Innovative Properties.

         BriteSmile's Response: BriteSmile has revised the Proxy Statement in response to the Staff's comment. See page 19 of the Proxy Statement.

10. Please describe the material terms of the fulfillment services agreement between BriteSmile and Oraceutical.

         BriteSmile's Response: BriteSmile has revised the Proxy Statement in response to the Staff's comment. See page 19 of the Proxy Statement.

11. Please clarify the relationship between CAP America Trust and BriteSmile in your description of the CAP America Trust Center Loan in May 2003. Although this information appears in the footnotes to the beneficial owners table earlier in the document, it should appear on page 20 as well.

         BriteSmile's Response: BriteSmile has revised the Proxy Statement in response to the Staff's comment to describe the relationship between CAP America Trust and BriteSmile in its description of the CAP America Trust Center Loan dated May 2003. See page 20 of the Proxy Statement.

12. Please describe the nature of the marketing study commissioned in 2004, the relationship of the management consulting firm to BriteSmile or to CAP, if any, and the amount paid for the study.

         BriteSmile's Response: BriteSmile has revised the Proxy Statement in response to the Staff's comment. See page 21 of the Proxy Statement.

Proposal 2 - Approval of Option Plan Amendment
13. We note that on page 25, under the caption "New Plan Benefits," you list stock option awards granted to certain executive officers, the shares underlying a portion of which are being made available under the Option


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     Plan Amendment. Please confirm, by supplemental response, that the Option
     Plan allows for such awards prior to shareholder approval of the Option Plan Amendment.

         BriteSmile's Response: BriteSmile notes the Staff's comment and supplementally informs the Staff that the Option Plan does not require shareholder approval of any amendment. Section 9.11 of the Option Plan, which was filed with the Commission as Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2001, provides:

                  9.11. Amendment of the Plan. The Committee may at any time and from time to time terminate or modify or amend the Plan in any respect, including in response to changes in securities, tax or other laws or rules, regulations or regulatory interpretations thereof applicable to this Plan or to comply with stock exchange rules or requirements. The termination or any modification or amendment of the Plan shall not, without the consent of a participant, affect his other rights under an award previously granted to him or her.


14. In addition, please disclose in the proxy statement the consequences, relating to the awards already granted, should shareholders not approve the Option Plan Amendment.

         BriteSmile's Response: BriteSmile notes the Staff's comment. See page 25 of the Proxy Statement. In addition, BriteSmile supplementally informs the Staff that members of the Board of Directors of the Company directly or indirectly control in excess of 50% of its voting capital stock, which is expected to be voted in favor of the Option Plan Amendment. As such, BriteSmile expects to receive shareholder approval of the Option Plan Amendment.

Proposal 3 - Approval of Charter Amendment

15. We note your statement that the summary of the Charter Amendment and its impact on the Company does not purport to be complete. However, you are required to disclose all material terms of the charter amendment and a complete discussion of its material impacts. Although the summary, by definition, should not include all the information found in the Charter Amendment, it should nevertheless be a complete summary. Please revise your disclosure accordingly.

         BriteSmile's Response: BriteSmile has revised the Proxy Statement in response to the Staff's comment to remove the statement that the summary does not purport to be complete. See page 26 of the Proxy Statement.

16. If you have plans or arrangements to issue any shares of preferred stock, please revise to describe all plans and arrangements. If you do not have any plans, please revise your document to specifically state that you have no plans or arrangements to issue the preferred shares.



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         BriteSmile's Response: BriteSmile has revised the Proxy Statement in response to the Staff's comment to indicate that BriteSmile does not have any current plans or arrangements to issue shares of preferred stock. See page 26 of the Proxy Statement.

Proposal 4 - Ratification and Approval of Note, Warrant and Additional Investment Rights Issuance, page 27

17. In addition, please confirm to us, by supplemental response, that the Nasdaq Market Rules permit retroactive shareholder approval of the December 2004 securities issuance.

         BriteSmile's Response: BriteSmile notes the Staff's comment and supplementally informs the Staff as follows. NASD Rule 4350(i) limits the number of shares or voting power that can be issued or granted without shareholder approval prior to the issuance of certain securities. Generally, this limitation applies to issuances of 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance. As expressly permitted by the NASD under NASD IM--4350-2, Interpretive Material Regarding the Use of Share Caps to Comply with Rule 4350(i), issuers sometimes comply with the 20% limitation in this rule by placing a "cap" on the number of shares that can be issued in the transaction, such that there cannot, under any circumstances, be an issuance of 20% or more of the common stock or voting power previously outstanding without prior shareholder approval.

         When an issuer determines to defer a shareholder vote in this manner, as did BriteSmile in connection with its December 2004 securities issuance, IM--4350-2 requires that the shares of common stock of BriteSmile that are issuable under the cap (in the first part of the transaction) must not be entitled to vote to approve the remainder of the transaction. Since no shares of BriteSmile Common Stock have been issued in connection with the conversion of the December 2004 promissory notes, and no conversions will occur prior to the record date for the company's 2005 Annual Meeting of Shareholders, no shares of BriteSmile common stock issuable upon conversion of the notes will be entitled to vote to approve the remainder of the transaction--proposal 4 of the Proxy Statement.

         In addition, NASD IM-4350-2 also requires that a cap must apply for the life of the transaction, unless shareholder approval is obtained. Section __ of the Note Purchase Agreement between BriteSmile and the investors in the December 2004 transaction so provides.

18. As the securities have already been issued, please describe the consequences should the shareholders not approve the securities issuance and discuss what alternatives the Company would have in such event.

         BriteSmile's Response: BriteSmile has revised the Proxy Statement in response to the Staff's comment. See page 31 of the Proxy Statement. In addition, BriteSmile supplementally informs the Staff that members of the Board of Directors of the Company directly or indirectly control in


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         excess of 50% of its voting capital stock, which is expected to be voted in favor of the Note and Warrant Issuance. As such, BriteSmile expects to receive shareholder approval of the Note and Warrant Issuance.

19. Pursuant to Item 3 of Schedule 14A, please outline briefly the rights of appraisal or similar rights of dissenters with respect to Proposal 4.

         BriteSmile's Response: BriteSmile has revised the Proxy Statement in response to the Staff's comment to specify that BriteSmile shareholders do not have dissenters' rights with respect to Proposal 4. See page 31 of the Proxy Statement.

Form 10-K for the Year Ended December 25, 2004, as amended

20. To the extent that you revise your preliminary proxy statement in response to our comments and such revisions bear on the information that you have included in your 2004 10-K, please make conforming changes via an amendment to your 2004 10-K.

         BriteSmile's Response: BriteSmile notes the Staff's comment and confirms that it has made conforming changes to its Annual Report on Form 10-K for the fiscal year ended December 25, 2004 (the "Form 10-K") to the extent revisions to the Proxy Statement bear on the information contained in the Form 10-K, and that such changes are reflected in the Amended Form 10-K filed herewith.

Item 9A.  Controls and Procedures

21. Please be more specific about the nature of the material deficiencies in your disclosure controls and internal accounting controls. As written, shareholders may be unable to understand and assess the materiality of the identified weaknesses.

         BriteSmile's Response: BriteSmile notes the Staff's comment and confirms that it has specified the nature of its material deficiencies with respect to its disclosure controls and internal accounting controls, in Item 9A of the Amended Form 10-K filed herewith.

22. We note that your CEO and CFO have concluded that your disclosure controls and procedures were effective at a reasonable assurance level, "except as they relate to material weaknesses" identified in your Form 10-K. This is an impermissible qualification. Your CEO and CFO must conclude that the disclosure controls and procedures are either effective or not effective. If you conclude that they are effective, you cannot include any language limiting the conclusion.

         BriteSmile's Response: BriteSmile has revised the 10-K accordingly. See
         Item 9A of the Amended Form 10-K.

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Notes to Consolidated Financial Statements

Note 7. Financing Arrangements

Convertible Debt, page F-21

23. We note your disclosures regarding the Company's accounting treatment for the convertible debt issued in December 2004 to six investors in a private placement and have the following comments.

     o You state that you followed SFAS No. 14 to account for the Financial Instruments Related to Convertible Debt - Warrants ("Warrants") and the Financial Instruments Related to Convertible Debt - Additional Investment lights ("AIR"). As SFAS No. 14 was superseded upon the issuance of SFAS 131, Disclosures about Segments of an Enterprise and Related Information, in June 1997, please confirm whether the Company meant to reference APB 14.

         BriteSmile's Response: The SEC comment is correct; the intended reference with regard to the Financial Instruments Related to Convertible Debt was APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. See correction on pages 4-5 of the Amended Form 10-K.

     o It is our understanding that the Company is recording the Warrants and the AIRs at fair market value as of each reporting date and that changes in the fair market value are recorded through the Consolidated Statement of Operations. Please provide to us management's analysis used to support the current accounting treatment for these financial instruments. Please include the appropriate references to the GAAP literature, as applicable.

         BriteSmile's Response: The Company received proceeds of $12,000,000 on the closing date of the transaction. The proceeds were received in exchange for three separate instruments: the Initial Notes, the Initial Warrants and the Additional Investment Rights. The conversion price for the Notes is $7.61 per share. The warrant exercise price is equal to $7.61 per share with a 5 year life and the warrants are immediately exercisable. The closing price of the stock on the date of closing was $6.75.

         The transaction includes the following factors that need to be considered in order to determine the proper accounting for the transaction:

          1.   There are detachable warrants included with the debt placement.

          2. There is a right for 180 trading days for the participants to make up to $4,000,000 of additional loans to the Company under the same terms, including pricing of the warrants. (See the Additional Investment Right). This right is effectively a written call option to purchase a convertible note receivable with a conversion of $7.61 per share, and a warrant.


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          3.   The  warrants  and   convertible   debt  require   settlement  in
               registered   shares.   The   agreements   do  not   specify   any
               circumstances under which net cash settlement would be permitted or required but does not specify how the contract would be settled in the event that the Company is unable to deliver registered shares.

         1. - Detachable Warrants.

         Exercise price of the warrants is $7.61 per share. The life of the warrant is 5 years. The warrants are immediately exercisable. There are provisions that allow for cashless exercise (i.e. net share-settlement) and exercise price adjustments as described under Section 9(d) of the Warrant Agreement.

         Accounting Treatment - The Warrants are not subject to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, because the financial instrument does not meet the criteria of paragraph 6(c). The warrant only allows for physical settlement and does not contain any provision allowing for another means of settlement.

         APB No. 14 addresses the accounting for the warrants included with the debt placement. Paragraph 16 states: The Board is of the opinion that the portion of the proceeds of debt securities issued with detachable stock purchase warrants which is allocable to the warrants should be accounted for as paid-in capital. The allocation should be based on the relative fair values of the two securities at time of issuance. Any resulting discount or premium on the debt securities should be accounted for as such. The same accounting treatment applies to issues of debt securities (issued with detachable warrants) which may be surrendered in settlement of the exercise price of the warrant. However, when stock purchase warrants are not detachable from the debt and the debt security must be surrendered in order to exercise the warrant, the two securities taken together are substantially equivalent to convertible debt and the accounting specified in paragraph 12 should apply.

         Since the warrants in this transaction are freestanding instruments they are required to be accounted for separately in accordance with paragraph 16 of APB No. 14. The proceeds received will be allocated between the convertible debt, warrants and AIR based on their relevant fair values. The Company will value the detachable warrants utilizing the Black-Scholes option pricing model, which is consistent with the Company's historical valuation methods.

         EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, addresses the classification and accounting of freestanding instruments indexed to and settled in the issuer's own stock. The Warrants require physical settlement in shares and does not explicitly allow for net cash settlement, which generally would lead to equity classification under EITF 00-19. However, under the registration rights agreement the company is required to settle the warrant by delivering registered shares. Therefore the company has to evaluate the additional consideration in paragraph 12 through 32 of EITF 00-19 to determine


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         whether equity classification is appropriate. Paragraph 17 of EITF
         00-19 states in part:

                 The Task Force observed that if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and
                 (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the company's control.

         Since the agreement is silent with respect to the settlement of the Warrants as a result of a lack of registration of the shares, EITF 00-19 requires that the warrants be treated as a liability, at least until such time as the registration of the underlying shares is effective.

         The value the of the detachable warrants is to be treated as a liability and must be marked to market quarterly (based on then current stock price with the resulting gain or loss reflected in the income statement) until the registration is effective, at which point it converts to equity.

         2. - Additional Investment Rights (AIR)

         This instrument provides the lender the right to purchase an additional note receivable with a face amount of $4,000,000 in the future and receive warrants both based on a conversion/exercise price of $7.61 per share.

         Accounting Treatment - The AIR is a separate detachable financial instrument issued with the convertible debt. Therefore, as required by APB No. 14 paragraph 16, the Company recognizes the AIR separately from the convertible debt. This requires separate valuation of the AIR. As mentioned above the proceeds received have been allocated to the three instruments (i.e. covertible debt, warrant and AIR) based on their relative fair values. The shares into which the additional note would convert and the related warrants will be valued using the Black-Scholes option pricing model with the estimated life being the 180 business days, which is the investors option period. This valuation method is consistent with the Company's historical valuation methods.

         The AIR is not subject to the provisions of FASB 133 because the agreement requires physical settlement by delivery of the convertible note which is not exchange traded and therefore no mechanism exists that allows for net settlement. Therefore, the instrument does not have the characteristic of paragraph 6(c) of FASB 133.



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         As mentioned previously the AIR is a written call option on a debt security and warrant. The SEC has a longstanding position that requires public companies to remeasure all written options at fair value each period even though these instruments are not subject to the provisions of FASB 133. This position is documented in paragraph 8(d) of EITF Issue No. 00-6, Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary (EITF 00-6), which states:

                 The Task Force also discussed written options (that is, options sold by the parent that permit the option holder to buy or sell shares of the subsidiary), but was not asked to reach a consensus. The SEC Observer noted the SEC staff's longstanding position that written options initially should be reported at fair value and subsequently marked to fair value through earnings.

         The value of the AIR is to be treated as a liability and must be marked to market quarterly (based on then current stock price with the resulting gain or loss reflected in the income statement) until expiration.

o It is also our understanding that you have accounted for the conversion option under SFAS 133. Please provide your basis for concluding that SFAS 133 is applicable to the conversion feature. Additionally, please supplementally tell us why there was a lack of beneficial conversion feature recorded on the date of issuance.

BriteSmile's Response:

Conversion Feature of the Convertible Notes.

The Notes are convertible into the common stock of the Company at $7.61 per share. The Company has reviewed (specifically paragraphs 12 and 13 of) SFAS No. 133 and determined that the conversion feature of the notes should be bifurcated and proceeds should be allocated to this feature of the note.

The Company is accounting for the conversion feature separately under SFAS No.
133. Therefore, the host contract (i.e. the debt) is not a convertible security and therefore not subject to the provisions of EITF 98-05, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments.

The fair value of the conversion feature will be recognized as a derivative liability separately from the debt. The remaining value allocated to the debt was recognized as the host contract (i.e. debt) as required by Derivative Interpretive Guidance Issue B6. The conversion feature was valued utilizing the Black-Scholes option pricing model, which is consistent with the Company's historical valuation methods. The value of the conversion feature is to be treated as a liability and must be marked to market quarterly.



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



                  We believe that the foregoing responses address the Commissions comments. Please advise us at your earliest convenience if you have any questions. Direct any questions to the undersigned at (801) 415-3000. Thank you in advance for your cooperation in connection with this matter.

                                       Very truly yours,
                                       DURHAM JONES & PINEGAR

                                        /s/ Wayne D. Swan

                                       Wayne D. Swan

cc:      Gregg Coccari, CEO
         Julian Feneley, President
         Kenneth Czaja, CFO
         Jan Nibel, Controller
              BriteSmile, Inc.
         Adam Scott, Deloitte
         Brian Harvey, Deloitte